Exhibit 99.4

Press release

Paris, 24 July 2013

Orange and Total have signed a partnership to distribute Orange Money at TOTAL service stations in Africa and the Middle-East

Orange and Total have signed a partnership giving Orange customers access to Orange Money services at all TOTAL service stations in African and Middle-Eastern countries where the two groups are present and Orange Money is available, a total of 13 countries1 to date.

Orange Money is Orange’s payment and money transfer service for Africa and the Middle-East. It enables Orange customers to transfer money from mobile to mobile, to pay bills and even withdraw and deposit money through a network of certified distributors.

This partnership will extend Orange Money’s distribution network to all TOTAL service stations in the 13 countries where the service is available, further improving the service provided to customers of Orange and Total, both in terms of proximity and ease of use. Customers will benefit from the density of the TOTAL distribution network, its service stations open for extended hours seven days a week; they will be able to open an Orange Money account on site and perform withdrawals and deposits.

This first stage of the partnership is already operational in Senegal and Cameroon, and will go live in over 1300 service stations in the other countries where both groups are present in the second half of 2013. A second stage will follow, which should enable Orange Money customers to pay for purchases made in TOTAL service stations using their mobile account.

At the signature of the partnership Marc Rennard, Executive Vice President for Orange’s Africa and Middle-East region, said, “We are proud to unveil this partnership with Total: we are creating synergies between two major groups in Africa and the Middle-East to better serve consumers. This agreement will add a whole new dimension to the Orange Money distribution network.”

[1]	Botswana, Cameroon, Côte d’Ivoire, Guinea, Jordan, Kenya, Madagascar, Mali, Mauritius, Morocco, Niger, Senegal and Uganda

“I am delighted with this partnership, which allows Total to further expand the range of products and services we offer across our entire distribution network. It’s a new example of our ability to innovate and anticipate our customers’ needs,” added Momar Nguer, Africa/Middle-East director of Total’s Marketing & Services division. “Today our ambition is to take a leading position in mobile payment distribution in Africa”.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 43.5 billion euros in 2012 and has 170,000 employees worldwide at 31 March 2013, including 104,000 employees in France. Present in 32 countries, the Group has a total customer base of close to 230 million customers at 31 March 2013, including 172 million mobile customers and 15 million broadband internet (ADSL, fibre) customers worldwide. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.orange-innovation.tv or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trade marks of Orange or Orange Brand Services Limited.

Orange operates in twenty countries in Africa and the Middle-East. The Orange Money service, which was specifically designed to meet the needs of customers in the region, was first launched in 2008. It is now available in 13 countries (Botswana, Cameroon, Côte d’Ivoire, Guinea, Jordan, Kenya, Madagascar, Mali, Mauritius, Morocco, Niger, Senegal and Uganda) and has more than 7 million customers.

About Total

Total is at the forefront of international oil and gas groups, with activities in more than 130 countries. The Group is also a leading player in chemicals. Its 97,000 employees deploy their expertise at all levels in these industries: oil and natural gas exploration and production, refining and distribution, gas and renewable energy, trading and chemicals. They contribute to meeting the world’s present and future energy needs. www.total.com

In Africa and the Middle-East, Total is active across the whole petroleum product supply chain (service station network, general retail, lubricants, aviation fuels, bitumen, LPG) in 51 countries, where the Group is a sector leader with an estimated 13% market share. Around 1.7 million customers are served every day at one of TOTAL’s 4400 service stations in the region.

Press contact:

Orange

Tel. : + 33 (0) 1 44 44 93 93

Mylène Blin, mylene.blin@orange.com

Tom Wright, tom.wright@orange.com

Total:

Tél. : + 33 (0) 1 47 44 46 99

Florent Segura, florent.segura@total.com